UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 3)

GATEWAY, INC.
(Name of Subject Company)

GATEWAY, INC.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(including associated Preferred Share Purchase Rights)
(Title of Class of Securities)

367626108
(CUSIP Number of Class of Securities)

J. Edward Coleman
Chief Executive Officer
7565 Irvine Center Street
Irvine, California 92618
(949) 471-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brian J. McCarthy, Esq.
David C. Eisman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the solicitation/recommendation statement on Schedule 14D-9 initially filed with the Securities and Exchange (the “SEC”) on September 4, 2007 (the “Initial Schedule 14D-9”), as amended and supplemented by Amendment No. 1 thereto filed with the SEC on September 5, 2007 (“Amendment No. 1”), as amended and supplemented by Amendment No. 2 thereto filed with the SEC on September 14, 2007 (“Amendment No. 2” and, collectively with the Initial Schedule 14D-9 and Amendment No. 1, the “Schedule 14D-9”), by Gateway, Inc., a Delaware corporation (“Gateway”), relating to the cash tender offer by Galaxy Acquisition Corp. (“Acquisition Sub”), a Delaware corporation and a wholly owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China (“Acer”), disclosed in a Tender Offer Statement on Schedule TO dated September 4, 2007 (as it may be amended from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2007, to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Gateway, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value per share, of Gateway (the “Rights”), issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended, between Gateway and UMB Bank, N.A., as rights agent (such shares of common stock, together with the associated Rights, the “Shares”) at a price of $1.90 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 4, 2007 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 27, 2007 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Acer, Acquisition Sub and Gateway. The Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated in the Schedule 14D-9 by reference. The Merger Agreement provides, among other things, for the making of the Offer by Acquisition Sub and further provides that, as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and upon the terms contained in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Acquisition Sub will merge with and into Gateway (the “Merger”), the separate corporate existence of Acquisition Sub shall cease, and Gateway will continue as the surviving corporation and as a wholly owned subsidiary of Acer. In the Merger, the Shares issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Gateway or any direct or indirect subsidiary of Gateway and any Shares owned by Acer, Acquisition Sub, or any subsidiary of Acer or Acquisition Sub or held in the treasury of Gateway, all of which will be cancelled for no consideration, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly perfected appraisal rights for such Shares in respect of the Merger under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price.

All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.  The Solicitation or Recommendation.

Item 4(b) “Background and Reasons for the Gateway Board of Directors’ Recommendation — Background of the Offer and Merger” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By adding the following sentence as the second sentence of the third paragraph thereof (please refer to page 8 of the Initial Schedule 14D-9):

Gateway management, after consultation with Goldman Sachs, identified these eight potential strategic partners based on their views with respect to such potential partner’s financial capability to acquire Gateway, such potential partner’s interest in a transaction with Gateway and certainty of closing a transaction between Gateway and such potential partner, including the likelihood that there would be limited antitrust and other regulatory impediments to a closing.

•	By adding the following sentence as the third sentence of the thirteenth paragraph thereof (please refer to page 9 of the Initial Schedule 14D-9):

Acer, too, had evaluated Packard Bell for potential acquisition, engaging in a due diligence review in early 2007 that considered various financial, operational and legal issues. Prior to Lenovo’s announcement, Acer and Packard Bell had been unable to reach mutually agreeable terms and had ceased negotiations.

Item 4(d) “Opinion of Gateway’s Financial Advisor” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By adding the following sentence as the fourth sentence of the fifth paragraph thereof (please refer to page 17 of the Initial Schedule 14D-9):

For the reasons described in Item 8(i) (“Internal Financial Forecasts”), the value of Gateway’s contractual right of first refusal to acquire the Packard Bell Shares was not reflected in the Forecasts. Therefore, in performing its financial analyses and rendering its opinion, Goldman Sachs did not independently analyze the value of Gateway’s contractual right of first refusal to acquire the Packard Bell Shares.

•	By deleting the first sentence of the second paragraph under the subheading “Selected Companies Analysis” in its entirety and replacing it with the following (please refer to page 19 of the Initial Schedule 14D-9):

Although none of the selected companies is directly comparable to Gateway, the Selected PC Companies were chosen because they are publicly traded personal computer companies with product lines focused on personal computers and peripherals and equity market capitalization of less than $10 billion and with operations, market size and product profiles that for purposes of analysis may be considered similar to certain of Gateway’s operations, market size and product profile. The Other Diversified PC Companies were chosen because they are publicly traded electronics and hardware companies with more diversified product lines including, but not limited to, personal computers and larger equity market capitalization, that for purposes of analysis may be considered similar to certain of Gateway’s operations and product profiles. The five-year compound annual earnings per share growth rates for the selected companies ranged from 12% to 20%.

•	By adding in the first paragraph under the subheading “Present Value of Future Share Price Analysis” the following parenthetical after the defined term “Pro” (please refer to page 19 of the Initial Schedule 14D-9):

(see Item 8(i) “Internal Financial Forecasts”)

•	By adding the following sentence as the second sentence of the second paragraph under the subheading “Present Value of Future Share Price Analysis” (please refer to page 20 of the Initial Schedule 14D-9):

The range of forward earnings per share multiples used by Goldman Sachs in this analysis was derived by Goldman Sachs utilizing its professional judgment and experience. The discount rate of 14% used by Goldman Sachs in this analysis was derived by Goldman Sachs utilizing a cost of equity analysis based on certain financial metrics including betas, for Gateway and the selected companies described under “ — Selected Companies Analysis” above and illustrative capital structures for Gateway and the selected companies.

•	By adding the following sentence as the second sentence of the third paragraph under the subheading “Present Value of Future Share Price Analysis” (please refer to page 20 of the Initial Schedule 14D-9):

The range of forward earnings per share multiples used by Goldman Sachs in this analysis was derived by Goldman Sachs utilizing its professional judgment and experience. The discount rate of 15.1% used by Goldman Sachs in this analysis was derived by Goldman Sachs utilizing a cost of equity analysis based on certain financial metrics including betas, for Gateway and the selected companies described under “ — Selected Companies Analysis” above.

•	By deleting the first sentence of the first paragraph under the subheading “Discounted Cash Flow Analysis” in its entirety and replacing it with the following (please refer to page 20 of the Initial Schedule 14D-9):

Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present values per Share based on the Forecasts (assuming the sale of Pro (see Item 8(i) “Internal Financial Forecasts”) and the receipt by Gateway of the Financing).

•	By adding the following sentence as the third sentence of the first paragraph under the subheading “Discounted Cash Flow Analysis” (please refer to page 20 of the Initial Schedule 14D-9):

In conducting the discounted cash flow analyses, Goldman Sachs used a range of discount rates derived by utilizing a weighted average cost of capital analysis based on certain financial metrics for the Company and selected companies which exhibited similar business characteristics to the Company. The applied discount rates ranging from 12% to 15% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis. Goldman Sachs selected terminal one-year forward EBITDA multiples ranging from 5.5x to 7.5x in order to calculate the terminal value based upon several factors, including analysis of the one-year forward EBITDA multiples of selected companies which exhibited similar business characteristics to the Company.

•	By replacing the last sentence of the last paragraph thereof in its entirety with the following (please refer to page 21 of the Initial Schedule 14D-9):

In connection with the above-described services, Goldman Sachs has received compensation, including aggregate fees of approximately $8,000,000 in connection with the eMachines, Inc. acquisition and the offering of Gateway’s Convertible Senior Notes, and may receive compensation in the future.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By adding the following sentence as the third sentence of the first paragraph thereof (please refer to page 21 of the Initial Schedule 14D-9):

Pursuant to the terms of this engagement letter, Gateway has paid Goldman Sachs fees of approximately $1,000,000 for financial advisory services unrelated to the Offer and the Merger, which will be credited against any transaction fee payable in connection with the Offer and the Merger.

•	By then adding the following sentences as the fifth and sixth sentences of the first paragraph thereof (please refer to page 21 of the Initial Schedule 14D-9):

The “aggregate consideration” is defined in the engagement letter as the sum of (i) the total consideration paid or received by Gateway and its stockholders, as the case may be, plus (ii) amounts paid by Acer with respect to contingently issuable securities, including shares issuable pursuant to options, warrants and convertible or exchangeable securities, plus (iii) the principal amount of all indebtedness for borrowed money as set forth on the most recent consolidated balance sheet of Gateway prior to the consummation of the Merger. Any shares issued by Gateway pursuant to any exercise of the Top Up Option (as described under Item 8(f) below) and the payment by Acer or Acquisition Sub for any such shares will not be taken into account in calculating the aggregate consideration for purposes of calculating the Goldman Sachs fee.

Item 8.	Additional Information.

Item 8(d) “Regulatory Approvals” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By deleting the second sentence of the second paragraph thereof in its entirety and replacing it with the following (please refer to page 23 of the Initial Schedule 14D-9):

At 11:59 p.m., New York City time, on September 17, 2007, the waiting period under the HSR Act expired.

Item 8(e) “Foreign Antitrust Approvals” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By deleting the last two sentences of the paragraph under the subheading “Canada” in their entirety and replacing them with the following (please refer to page 24 of the Initial Schedule 14D-9):

It is a condition of the Offer that the required waiting period shall have expired or been earlier terminated or the Commissioner shall have issued an advance ruling certificate or an appropriate “no-action” letter. Acer and Gateway submitted an advance ruling certificate request and short-form pre-merger notifications on September 12, 2007. On September 27, 2007 the Canadian Commissioner of Competition issued an Advance Ruling Certificate clearing the transaction.

•	By deleting the last sentence of the paragraph under the subheading “Republic of China (Taiwan)” in its entirety and replacing it with the following (please refer to page 24 of the Initial Schedule 14D-9):

It is a condition to the Offer that the review period of the Fair Trade Act of 2002 shall have expired or otherwise been terminated prior to the Expiration Date. Gateway has been informed by Acer that Acer submitted a notification to The Fair Trade Commission of Taiwan on September 10, 2007, and received clearance from The Fair Trade Commission of Taiwan on September 27, 2007.

•	By deleting the last sentence of the paragraph under the subheading “The People’s Republic of China” in its entirety and replacing it with the following (please refer to page 24 of the Initial Schedule 14D-9):

It is not a condition to the Offer that the review period of the Rules on Mergers with and Acquisitions of Domestic Enterprises by Foreign investors shall have expired or otherwise been terminated prior to the Expiration Date. Acer and Gateway submitted a notification to the MOFCOM and the SAIC on September 14, 2007. The statutory review period will expire on October 30, 2007.

•	By deleting the last sentence of the paragraph under the subheading “Germany” in its entirety and replacing it with the following (please refer to page 24 of the Initial Schedule 14D-9):

It is not a condition to the Offer that the review period of the ARC shall have expired or otherwise been terminated prior to the Expiration Date. Acer and Gateway submitted a notification to the FCO on September 7, 2007. On September 24, 2007, Acer and Gateway received clearance for the transaction from the FCO.

•	By deleting the last sentence of the paragraph under the subheading “Mexico” in its entirety and replacing it with the following (please refer to page 24 of the Initial Schedule 14D-9):

It is not a condition to the Offer that the review period of the FLEC shall have expired or otherwise been terminated prior to the Expiration Date. Acer and Gateway submitted a notification to the Commission on September 21, 2007. Clearance is expected within 35 working days after the filing unless the Commission requires additional information.

Item 8(i) “Internal Financial Forecasts” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By deleting the third sentence of the first paragraph thereof in its entirety and replacing it with the following (please refer to page 27 of the Initial Schedule 14D-9):

These internal financial analyses and forecasts consisted of (i) base case forecasts, dated as of August 2007 (the “Forecasts”), that assumed a sale of Gateway’s Professional (“Pro”) business, (ii) downside case forecasts, dated as of August 2007 (the “Downside Case Forecasts”), that assumed a shutdown of Gateway’s Pro business, and (iii) aggressive case forecasts, dated as of August 2007 (the “Aggressive Case Forecasts,” and, collectively with the Forecasts and the Downside Case Forecasts, the “Internal Financial Forecasts”), in each case that assumed a sale of Gateway’s Pro business.

•	By adding the following sentence as the fourth sentence of the first paragraph thereof (please refer to page 27 of the Initial Schedule 14D-9):

The Internal Financial Forecasts did not take into account the acquisition of the Packard Bell Shares by Gateway or any other transaction with respect to Packard Bell because, as described under “Background and Reasons for the Gateway Board of Directors’ Recommendation — Background of the Offer and Merger,” the acquisition of Packard Bell did not fit into Gateway’s existing business plan and given the substantial financial resources required for the Packard Bell transaction, Gateway lacked the financial or management resources to exercise the right of first refusal for the Packard Bell Shares absent third party funding and Gateway therefore would not exercise its right of first refusal for the Packard Bell Shares absent the Acer transaction or another transaction pursuant to which a third party funded the acquisition of the Packard Bell Shares.

•	By deleting the table following the sixth paragraph thereof in its entirety and replacing it with the following (this table adds the Gross Margin, Gross Margin Percent, SG&A and Microsoft Benefit line items to the Revenue and Operating Income line items disclosed in, and which are unchanged from, the Initial Schedule 14D-9; (please refer to page 28 of the Initial Schedule 14D-9):

	Forecast Year Ended December 31,
	Forecasts			Downside Case Forecasts			Aggressive Case Forecasts
	2008	2009	2010	2008	2009	2010	2008	2009	2010
	(dollars in millions)

Revenue	$3,286	$3,679	$4,142	$3,286	$3,679	$4,142	$3,556	$4,106	$4,773
Cost of Goods Sold	3,114	3,468	3,902	3,119	3,478	3,909	3,363	3,869	4,498
Gross Margin	172	211	240	167	201	233	193	237	275
Gross Margin Percent	5.2%	5.7%	5.8%	5.1%	5.5%	5.6%	5.4%	5.8%	5.8%
SG&A	125-127	124-126	131-133	125-128	124-126	131-133	127-129	128-130	136-139
Microsoft Benefit	35			35			35
Operating Income	$80-82	$85-87	$106-108	$73-75	$75-77	$100-102	$98-100	$107-109	$136-139

Item 8(j) “Certain Litigation” of the Schedule 14D-9 is hereby amended and supplemented by adding at the end of such Item the following paragraph (please refer to page 29 of the Initial Schedule 14D-9, as amended by Amendment No. 1 and Amendment No. 2):

On September 24, 2007, the parties executed a memorandum of understanding (“MOU”), pursuant to which all of the purported stockholder class action lawsuits will be resolved, including those disclosed under this Item 8(j), related to the Offer and the Merger in both Delaware and California. The MOU provides that Gateway will file an amended Schedule 14D-9 containing additional disclosures regarding the Offer and the Merger. The MOU also provides that in any proceeding to determine the fair value of the Gateway shares in the Delaware Court of Chancery pursuant to Section 262(h) of the DGCL, Gateway and the members of the class will be deemed to have waived and shall not present (except pursuant to explicit direction from the Delaware Court of Chancery) any argument that any effect should be given to (i) the issuance of any Gateway shares issued to Acer, Acquisition Sub or any of their respective affiliates as a result of the exercise of the Top-Up Option; or (ii) the receipt by Gateway of any consideration for the issuance of such shares; it being expressly understood, however, that this provision is not conditioned on, nor subject to, the Delaware Court of Chancery taking any position with respect to such issues or arguments in any such proceeding, or otherwise on the outcome of such proceeding. The settlement is subject to approval by the Delaware Court of Chancery, which, if granted, will release defendants from all claims under both federal and state law that were or could have been asserted in the lawsuits or which arise out of or relate to the transactions contemplated by the Merger Agreement.

Item 8(k) “Pro Transaction” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By adding at the end of such Item the following (please refer to Amendment No. 1):

On September 14, 2007, Gateway was informed by the Federal Trade Commission that early termination of the waiting period under the HSR Act with respect to the Pro Transaction had been granted.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GATEWAY, INC.

By:	/s/ John P. Goldsberry
Name:     John P. Goldsberry

Title:	Senior Vice President and Chief Financial Officer

Dated: September 27, 2007